Filed Pursuant to Rule 424(b)(3)

Registration No. 333-210880

CIM COMMERCIAL TRUST CORPORATION

SUPPLEMENT NO. 5, DATED DECEMBER 14, 2018,

TO THE PROSPECTUS, DATED APRIL 11, 2018

This prospectus supplement (this “Supplement No. 5”) is part of the prospectus of CIM Commercial Trust Corporation (the “Company”), dated April 11, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 14, 2018 (“Supplement No. 1”), Supplement No. 2, dated August 9, 2018 (“Supplement No. 2”), Supplement No. 3, dated October 9, 2018 (“Supplement No. 3”), and Supplement No. 4, dated November 15, 2018 (“Supplement No. 4”). This Supplement No. 5 supplements certain information contained in the Prospectus. This Supplement No. 5 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4. Unless otherwise defined in this Supplement No. 5, capitalized terms used in this Supplement No. 5 shall have the same meanings as set forth in the Prospectus.

The purpose of this Supplement No. 5 is to:

•                  reflect the potential  recapitalization plan of the Company, including the potential sale of specified assets of the Company that has been authorized by the Board of Directors; and

•                  update the “Where You Can Find More Information” section of the Prospectus.

PROSPECTUS UPDATE

Our Business and Properties

The following disclosure is inserted as its own section immediately preceding the “Strategy” section of the “Our Business and Properties” section of the Prospectus:

Potential Recapitalization

The Company is actively exploring a potential recapitalization plan with the purpose of, among other things, unlocking embedded value, enhancing growth prospects and improving the trading liquidity of its common stock. The potential recapitalization is expected to involve the Asset Sale, the Potential Repayment, the Potential Return of Capital Event and the Potential CIM REIT Liquidation (each as defined below), which we collectively refer to as the Potential Recapitalization.

There can be no guarantee that any of the transactions described herein will occur or, if any or all of them occur, that they will occur in the form currently contemplated. If any or all of the transactions described herein occur, the financial information reported herein may not necessarily be indicative of future operating results or operating conditions. Please refer to “Special Note Regarding Forward-Looking Statements” in this Prospectus.

Targeted Sales of Properties.  Our Board of Directors has approved the sale of any or all of the properties of the Company set forth in the table below, which sales we refer to collectively as the Asset Sale, so long as the aggregate net proceeds from the sale(s) (excluding any property-level cash or restricted cash but after giving effect to any adjustments to the sale price of each property as any authorized officer of the Company determines customary or appropriate in these circumstances, including the settlement of any related property-level assets and liabilities, repayment, assumption, or defeasance of any related mortgage and the costs associated with such repayment, assumption or defeasance, and the costs and expenses incurred in connection with the sale(s)) are not less than 90% of the aggregate NAV of the properties (determined as of September 30, 2018 on a fair value basis) that are sold.

Location	Sub-Market	Rentable Square Feet	Annualized Rent Per Occupied Square Foot (1)

Oakland, CA
1 Kaiser Plaza	Lake Merritt	535,324	$41.51
2101 Webster Street	Lake Merritt	471,337	41.45
1901 Harrison Street	Lake Merritt	280,610	45.25
1333 Broadway	City Center	251,155	42.16
2100 Franklin Street	Lake Merritt	216,828	41.82
2353 Webster Street Parking Garage	Lake Merritt	N/A	N/A
Total Oakland, CA		1,755,254	$42.13

San Francisco, CA
260 Townsend Street	South of Market	66,682	$73.54
Total San Francisco, CA		66,682	$73.54

Washington, DC
999 N Capitol Street	Capitol Hill	315,983	$46.80
830 1st Street	Capitol Hill	247,337	43.88
Total Washington, DC		563,320	$45.46

TOTAL PORTFOLIO OF ASSETS TARGETED FOR SALE		2,385,256	$43.88

(1)                                 Represents gross monthly base rent, as of September 30, 2018, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursement to base rent.

The Company has not entered into any definitive agreement with respect to the Asset Sale.  We expect that CIM REIT, which, as of December 13, 2018, beneficially owns 95.05% of our outstanding Common Stock, will approve the Asset Sale. Assuming CIM REIT approves the Asset Sale, no further approval by the Company’s stockholders will be required in order to consummate the Asset Sale. If all the properties that may be included in the Asset Sale are sold, based on information available to the Company as of the date hereof, the Company expects to receive aggregate net proceeds of approximately $690 million.

Repayment of Certain Indebtedness.  If the Asset Sale occurs, we may use a portion of the net proceeds from the Asset Sale to repay balances on certain of the Company’s indebtedness, which we refer to as the Potential Repayment.

Return of Capital to Holders of Common Stock.  The net proceeds from the Asset Sale remaining following the Potential Repayment, as well as a portion of our unrestricted cash balances, may be used to return capital to holders of our Common Stock for consideration approximating our NAV per share of Common Stock, after certain adjustments (as described in “Unaudited Pro Forma Consolidated Financial Information” in this Prospectus), in one or more transactions, which may take the form of a special dividend, private repurchase or tender offer, which transactions we refer to collectively as the Potential Return of Capital Event.

CIM REIT Liquidation.  As of December 13, 2018, CIM REIT beneficially owns 95.05% of our outstanding Common Stock. We have been informed that, if the Asset Sale and Potential Return of Capital Event occur, CIM Group intends to liquidate CIM REIT by distributing to its members, consisting of 27 institutional investors, all shares of our Common Stock then held by CIM REIT, which transaction we refer to as the Potential CIM REIT Liquidation. We expect that such distribution, if it occurs, will increase our public float to approximately 98% (from approximately 4% today), which is expected to improve trading volume over time and make our Common Stock eligible for inclusion in several indices.

Preferred Stock. The Company believes that there will be more clarity to the makeup of the Company’s portfolio, the aggregate sale price in any asset sales and the trading price of the Company’s common stock relative to its NAV following the Potential Recapitalization. The Company has met and consulted with certain holders of the Preferred Stock as it considers such engagement to be important and expects to continue to provide updates at significant milestones during the Potential Recapitalization process. Following the Potential Recapitalization, the Company intends to finalize any alternatives for its preferred stockholders with terms that the Company believes holders will then find satisfactory.

The following disclosure replaces in its entirety the disclosure in the “Strategy” section of the “Our Business and Properties” section of the Prospectus:

Strategy

Our strategy is to continue to primarily acquire Class A and creative office assets in vibrant and improving urban communities throughout the United States in a manner that will allow us to increase our NAV and cash flow per share of Common Stock. Our strategy is centered around CIM’s community qualification process. We believe this strategy provides us with a significant competitive advantage when making urban real estate acquisitions. The qualification process generally takes between six months and five years and is a critical component of CIM’s evaluation. CIM examines the characteristics of a market to determine whether the district justifies the extensive efforts CIM undertakes in reviewing and making potential acquisitions in its Qualified Communities. Qualified Communities generally fall into one of two categories: (i) transitional urban districts that have dedicated resources to become vibrant urban communities and (ii) well-established, thriving urban areas (typically major central business districts). Qualified Communities are distinct districts which have dedicated resources to become or are currently vibrant communities where people can live, work, shop and be entertained—all within walking distance or close proximity to public transportation. These areas also generally have high barriers to entry, high population density, improving demographic trends and a propensity for growth. CIM believes that a vast majority of the risks associated with acquiring real assets are mitigated by accumulating local market knowledge of the community where the asset is located. CIM typically spends significant time and resources qualifying targeted communities prior to making any acquisitions. Since 1994, CIM Group has qualified 114 communities and has deployed capital in 68 of these Qualified Communities. Although we may not deploy capital exclusively in Qualified Communities, it is expected that most of our assets will be identified through this systematic process. We are principally focused on Class A and creative office assets in vibrant and improving urban communities throughout the United States (including improving and developing such assets), and if the Potential Recapitalization, as described above, is completed, we may also participate more actively in additional urban real estate strategies and product types of CIM Group in order to broaden our participation in CIM Group’s platform and capabilities for the benefit of all classes of stockholders. This may include investing in other urban product types directly, side-by-side with one or more funds of CIM Group, through direct deployment of capital in a CIM Group real estate or debt fund, or deploying capital in or originating loans that are secured directly or indirectly by properties primarily located in Qualified Communities that meet our strategy. Such loans may include limited and or non-recourse junior (mezzanine, B-note or 2nd lien) and senior acquisition, bridge or repositioning loans.

CIM seeks to maximize the value of its holdings through active asset management. CIM has extensive in-house research, acquisition, credit analysis, development, financing, leasing and asset management capabilities, which leverage its deep understanding of urban communities to position properties for multiple uses and to maximize operating income. As a fully integrated owner and operator, CIM has in-house onsite property management capabilities. Property managers prepare annual capital and operating budgets and monthly operating reports, monitor results and oversee vendor services, maintenance and capital improvement schedules. In addition, they ensure that revenue objectives are met, lease terms are followed, receivables are collected, preventative maintenance programs are implemented, vendors are evaluated and expenses are controlled. CIM’s asset management committee, which we refer to as the Asset Management Committee, reviews and approves strategic plans for each asset, including financial, leasing, marketing, property positioning and disposition plans. In addition, the Asset Management Committee reviews and approves the annual business plan for each property, including its capital and operating budget. CIM’s organizational structure provides for continuity through multi-disciplinary teams responsible for an asset from the time of the original investment recommendation, through the implementation of the asset’s business plan, and any disposition activities.

We seek to utilize the CIM platform to acquire and improve assets within CIM’s Qualified Communities. We believe assets in these markets provide greater returns as a result of improving demographics, support for investment and significant private investment within the areas. Over time, we seek to expand our real estate assets in communities targeted by CIM Group, supported by CIM Group’s broad real estate capabilities, as part of our plan to prudently grow market value and earnings. As a matter of prudent management, we also regularly evaluate each asset within our portfolio as well as our strategies. Such review may result in dispositions when an asset no longer fits our overall objectives or strategies or when our view of the market value of such asset is equal to or exceeds its intrinsic value. As a result of such review, we sold an office property in 2015; two hotels in 2016; and six office properties, one parking garage, and five multifamily properties in 2017. Such review may result in additional dispositions from time to time. We used a substantial portion of the net proceeds of such dispositions to provide liquidity to our common stockholders in 2016 and 2017 at prices reflecting our NAV and cash flow prospects.

CIM Group’s investments and development departments are separate groups that work very closely together on transactions requiring development expertise. While the investments team is responsible for acquisition analysis, both the investments and development teams perform the due diligence, evaluate and determine underwriting assumptions and participate in the development management and ongoing property management of CIM Group’s opportunistic assets. The development team is also responsible for the oversight and or execution of securing entitlements and the development/repositioning process. In instances where CIM Group is not the lead developer, our in-house development team continues to provide development and construction oversight to cosponsors through a shadow team that oversees the progress of the development from beginning to end to ensure adherence to the budgets, schedules, quality and scope of the project to maintain CIM Group’s vision for the final product. Both the investments and development departments interact as a cohesive team when sourcing, underwriting, acquiring, executing and managing the business plan of an opportunistic acquisition.

The “Business Objectives and Growth Strategies” section of the “Our Business and Properties” section of the Prospectus (including all disclosures thereunder) is deleted in its entirety.

Unaudited Pro Forma Consolidated Financial Information

The following disclosure is inserted as its own section immediately following the “Our Business and Properties” section of the Prospectus:

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information has been derived from our historical audited consolidated statement of operations for the year ended December 31, 2017, and our historical unaudited consolidated balance sheet and consolidated statement of operations in each case as of and for the nine months ended September 30, 2018.  The unaudited pro forma consolidated financial information has been prepared to reflect the following contemplated transactions:

•                  the Asset Sale;

•                  the Potential Repayment; and

•                  the Potential Return of Capital Event.

The unaudited pro forma consolidated balance sheet as of September 30, 2018 gives effect to the above transactions as if they had been consummated on September 30, 2018.  The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2018 and for the year ended December 31, 2017 give effect to the above transactions as if they had occurred on January 1, 2017, the beginning of the earliest period presented.

The Company has not entered into a definitive agreement with respect to any of the above transactions.  There can be no assurance that any or all of the above transactions will occur, that the terms on which we engage in any or all of such transactions will be as currently anticipated or that the effects of any or all of such transactions set forth in the unaudited pro forma consolidated financial information will be realized.  See “Special Note Regarding Forward-Looking Statements” in this Prospectus.  The unaudited pro forma consolidated financial statements are based on assumptions and adjustments set forth in the accompanying notes.  The pro forma adjustments are directly attributable to the transactions described above and are factually supportable based on the preliminary information available and assumptions that the Company considers reasonable at the time of preparation of this Prospectus.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only in compliance with the disclosure requirements of the SEC and should not be considered indicative of the operating results or financial position of the Company had the transactions above been consummated on the dates indicated, nor should such information be considered indicative of the future operating results or financial position of the Company if the transactions described above are consummated.  Actual results may be materially different than the pro forma information presented.

The unaudited pro forma consolidated financial statements and the accompanying notes should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 13, 2018, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 12, 2018, the Company’s historical audited consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 12, 2018, and the Company’s historical unaudited consolidated financial statements for the period ended September 30, 2018, included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 13, 2018.

CIM COMMERCIAL TRUST CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2018

(dollars in thousands, except per share data)

Pro Forma Adjustments
Historical (A)	Adjustments for the Asset Sale (B)	Adjustments for the Potential Repayment (D)	Adjustments for the Potential Return of Capital Event (E)	Pro Forma

ASSETS
Investments in real estate, net	$1,066,971	$(526,880)	$—	$—	$540,091
Cash and cash equivalents	97,040	690,491	(86,712)	(690,300)	10,519
Restricted cash	21,524	(12,862)	—	—	8,662
Loans receivable, net	81,898	—	—	—	81,898
Accounts receivable, net	8,085	(4,135)	—	—	3,950
Deferred rent receivable and charges, net	86,337	(64,569)	—	—	21,768
Other intangible assets, net	10,684	(1,275)	—	—	9,409
Other assets	19,176	(4,553)	(3,288)	—	11,335
TOTAL ASSETS	$1,391,715	$76,217	$(90,000)	$(690,300)	$687,632
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND EQUITY
LIABILITIES:
Debt, net	$664,400	$(414,896)	$(89,572)	$—	$159,932
Accounts payable and accrued expenses	30,886	(17,426)	—	—	13,460
Intangible liabilities, net	3,351	—	—	—	3,351
Due to related parties	10,838	(2,389)	—	—	8,449
Other liabilities	15,657	(7,271)	—	—	8,386
Total liabilities	725,132	(441,982)	(89,572)	—	193,578
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK: Series A, $0.001 par value; 36,000,000 shares authorized; 1,893,183 and 1,890,943 shares issued and outstanding, respectively, at September 30, 2018; liquidation preference of $25.00 per share, subject to adjustment	43,145	—	—	—	43,145
EQUITY:
Series A cumulative redeemable preferred stock, $0.001 par value; 36,000,000 shares authorized; 568,921 and 566,176 shares issued and outstanding, respectively, at September 30, 2018; liquidation preference of $25.00 per share, subject to adjustment	44	—	—	—	44
Series L cumulative redeemable preferred stock, $0.001 par value; 9,000,000 shares authorized; 8,080,740 shares issued and outstanding at September 30, 2018; liquidation preference of $28.37 per share, subject to adjustment	14,062	—	—	—	14,062
Common stock, $0.001 par value; 900,000,000 shares authorized; 43,795,073 shares issued and outstanding at September 30, 2018; 13,755,891 shares issued and outstanding on a pro forma basis at September 30, 2018	229,251	—	—	(30)	229,221
Additional paid-in capital	791,773	—	—	(561,075)	230,698
Accumulated other comprehensive income	3,038	—	(3,038)	—	—
Distributions in excess of earnings	(415,568)	518,388	(C)	2,610	(129,195)	(23,765)
Total stockholders’ equity	622,600	518,388	(428)	(690,300)	450,260
Noncontrolling interests	838	(189)	—	—	649
Total equity	623,438	518,199	(428)	(690,300)	450,909
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK, AND EQUITY	$1,391,715	$76,217	$(90,000)	$(690,300)	$687,632

CIM COMMERCIAL TRUST CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2018

(dollars in thousands, except per share data)

		Pro Forma Adjustments
	Historical (F)	Adjustments for the Asset Sale (G)	Adjustments for the Potential Repayment (H)	Adjustments for the Potential Return of Capital Event (I)	Pro Forma

REVENUES:
Rental and other property income	$103,479	$(68,211)	$—	$—	$35,268
Hotel income	27,564	—	—	—	27,564
Expense reimbursements	7,089	(3,169)	—	—	3,920
Interest and other income	9,465	(425)	—	—	9,040
	147,597	(71,805)	—	—	75,792
EXPENSES:
Rental and other property operating	59,238	(27,399)	—	—	31,839
Asset management and other fees to related parties	18,475	(7,537)	—	—	10,938
Interest	20,409	(13,315)	(1,997)	—	5,097
General and administrative	6,496	(782)	—	—	5,714
Transaction costs	359	—	—	—	359
Depreciation and amortization	39,783	(23,541)	—	—	16,242
Impairment of real estate	—	—	—	—	—
	144,760	(72,574)	(1,997)	—	70,189
Gain on sale of real estate	—	—	—	—	—
INCOME BEFORE PROVISION FOR INCOME TAXES	2,837	769	1,997	—	5,603
Provision for income taxes	795	—	—	—	795
NET INCOME	2,042	769	1,997	—	4,808
Net income attributable to noncontrolling interests	(15)	(12)	—	—	(27)
NET INCOME ATTRIBUTABLE TO THE COMPANY	2,027	757	1,997	—	4,781
Redeemable preferred stock dividends accumulated	(9,456)	—	—	—	(9,456)
Redeemable preferred stock dividends declared	(1,924)	—	—	—	(1,924)
Redeemable preferred stock redemptions	3	—	—	—	3
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(9,350)	$757	$1,997	$—	$(6,596)
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE:
Basic	$(0.21)				$(0.48)
Diluted	$(0.21)				$(0.48)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	43,791				13,749
Diluted	43,791				13,749

CIM COMMERCIAL TRUST CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2017

(dollars in thousands, except for share price and per share data)

		Pro Forma Adjustments
	Historical (J)	Adjustments for the Asset Sale (K)	Adjustments for the Potential Repayment (L)	Adjustments for the Potential Return of Capital Event (M)	Pro Forma

REVENUES:
Rental and other property income	$166,587	$(85,368)	$—	$—	$81,219
Hotel income	35,576	—	—	—	35,576
Expense reimbursements	16,646	(8,261)	—	—	8,385
Interest and other income	17,567	(6,034)	—	—	11,533
	236,376	(99,663)	—	—	136,713
EXPENSES:
Rental and other property operating	101,585	(41,311)	—	—	60,274
Asset management and other fees to related parties	30,251	(9,008)	—	—	21,243
Interest	36,338	(17,794)	(3,004)	—	15,540
General and administrative	5,479	(372)	—	—	5,107
Transaction costs	11,862	—	—	—	11,862
Depreciation and amortization	58,364	(33,104)	—	—	25,260
Impairment of real estate	13,100	—	—	—	13,100
	256,979	(101,589)	(3,004)	—	152,386
Gain on sale of real estate	401,737	—	—	—	401,737
INCOME BEFORE PROVISION FOR INCOME TAXES	381,134	1,926	3,004	—	386,064
Provision for income taxes	1,376	—	—	—	1,376
NET INCOME	379,758	1,926	3,004	—	384,688
Net income attributable to noncontrolling interests	(21)	(17)	—	—	(38)
NET INCOME ATTRIBUTABLE TO THE COMPANY	379,737	1,909	3,004	—	384,650
Redeemable preferred stock dividends accumulated	(1,436)	—	—	—	(1,436)
Redeemable preferred stock dividends declared	(490)	—	—	—	(490)
Redeemable preferred stock redemptions	2	—	—	—	2
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$377,813	$1,909	$3,004	$—	$382,726
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE:
Basic	$5.47				$9.79
Diluted	$5.47				$9.79
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	69,062				39,105
Diluted	69,070				39,113

Notes to Pro Forma Consolidated Financial Information — Pro Forma Adjustments

(A)       Represents the Company’s unaudited consolidated balance sheet as of September 30, 2018, included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 13, 2018.

(B)       Represents the elimination of the assets and liabilities associated with the Asset Sale, with the exception of property-level cash, which is assumed to be retained by the Company, and, as applicable, property-level restricted cash, which is assumed to be converted to unrestricted cash upon sale and retained by the Company. These adjustments also include the net cash proceeds assumed to be received upon the closing of the Asset Sale, which have been estimated based on bids received by the Company from potential buyer(s), and a broker’s opinion of value with respect to one asset, taking into account deductions for (1) any related mortgage debt on the properties (five mortgage loans are assumed to be defeased, one mortgage loan is assumed to be prepaid by the Company at closing, and one mortgage loan is assumed to be assumed by the buyer of the related property), (2) costs expected to be incurred in connection with the aforementioned defeasance of five mortgage loans (based on an estimate prepared by a third-party service provider), the prepayment of one mortgage loan (based on the applicable loan agreement), and no costs relating to the assumption by a potential buyer of the mortgage on one property, as such potential buyer is expected to pay for such costs, (3) estimated credits to the respective buyers, as applicable, for unpaid tenant improvement allowances, lease commissions, and free rent, based on such actual unpaid amounts as of September 30, 2018, as well as for lease agreements in negotiation and expected to be executed prior to the Asset Sale, (4) estimated selling expenses, which have been estimated based on expected broker fees, transfer taxes applicable to the location of the properties, and expenses expected to be incurred in connection with the Asset Sale, (5) with respect to one property, the share of the distributable proceeds payable to the noncontrolling interest in accordance with the limited partnership agreement of the owner of such property, and (6) changes to cash for settlement of property level other assets and liabilities. There can be no assurance that the Asset Sale will be consummated, whether in whole or in part. Actual proceeds could differ materially from those reflected herein.

(C)       Represents the excess of the net cash proceeds, as described in (B) above, assumed to be received upon the closing of the Asset Sale over the carrying values, as of September 30, 2018, of the assets net of liabilities of the respective properties included in the Asset Sale. This amount has not been reflected in the pro forma consolidated statements of operations as it is considered to be nonrecurring in nature.

(D)       Represents the Potential Repayment of $90,000,000 of certain of the Company’s indebtedness, the elimination of deferred financing costs of $832,000 and related accumulated amortization of $404,000, a proportionate amount to the borrowings potentially being repaid, and the termination of the three interest rate swaps that effectively converted the floating rate on certain of the Company’s indebtedness to a fixed rate. At September 30, 2018, our interest rate swaps had an aggregate fair value of $3,288,000 and such amount is included in other assets on our consolidated balance sheet.  At September 30, 2018, $3,038,000 is included in accumulated other comprehensive income on our consolidated balance sheet related to our interest rate swaps.  The potential termination of our interest rate swaps is assumed to result in an increase of $3,288,000 in cash. The pro forma adjustments do not reflect a breakage fee, as such fees have not been material historically.

(E)        Represents the results of the Potential Return of Capital Event, assumed solely for the purpose of the pro forma adjustments to be in the form of a Common Stock buyback whose size is primarily dependent on the estimated net proceeds from the Asset Sale described in (B) above, net of the potential debt repayment described in (D) above.  The estimated number of shares to be repurchased, canceled and retired of 30,039,182 was determined by assuming a buyback of shares in the amount of $690,000,000 divided by an estimated NAV per share of Common Stock of $22.97, which was calculated by reducing the estimated NAV per share of Common Stock as of June 30, 2018, or $24.29, primarily by transaction costs expected to be incurred in connection with the Asset Sale as described in (B) above, the Potential Return of Capital Event, and the difference between the face value and the carrying value of our debt and between the redemption value and carrying value of our redeemable preferred stock.  We estimate fees and expenses associated with the Potential Return of Capital Event of $300,000 based on the actual fees and expenses incurred in similar transactions previously consummated.  To the extent the actual sales proceeds from the Asset Sale differ from the estimated sales proceeds used herein, or the size of the Potential Return of Capital Event differs from that used herein, the magnitude of any Common Stock buyback and the number of shares bought back may differ materially from our assumptions used herein. The Potential Return of Capital Event may take the form of a special dividend, private repurchase or tender offer; however, the Company has not made a determination as to which form the Return of Capital Event will take.  If the actual form of the Potential Return of Capital Event differs from the form assumed for purposes of calculating the pro forma adjustments here, the effects of the actual Potential Return of Capital Event may differ from what are described herein. The excess of the buyback price over par was allocated to additional paid-in-capital and distributions in excess of earnings, in accordance with ASC 505-30-30-8. The portion allocated to additional paid-in-capital was determined by applying a percentage, determined by dividing the number of shares to be canceled and retired by the number of shares issued and outstanding as of the assumed retirement date, to the balance of additional paid-in-capital as of the assumed retirement date.

(F)         Represents the Company’s unaudited consolidated statement of operations for the nine months ended September 30, 2018, included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 13, 2018.

(G)       Represents the elimination of actual revenues and expenses associated with the Asset Sale. Reflects the impact to asset management fees assuming the Asset Sale occurred on January 1, 2017.  Asset management fees are calculated as a percentage of the daily average gross fair value of investments.

(H)      Represents the elimination of actual interest expense, including the impact of interest rate swaps, and the amortization of deferred loan costs assuming the Potential Repayment described in (D) above occurred on January 1, 2017.

(I)           Represents the results of the Potential Return of Capital Event, assumed solely for the purpose of the pro forma adjustments to be in the form of a Common Stock buyback whose size is primarily dependent on the estimated net proceeds from the Asset Sale described in (B) above, net of the potential debt repayment described in (D) above.  For purposes of the pro forma adjustment, the Potential Return of Capital Event is assumed to occur on January 1, 2017. The estimated number of shares to be repurchased, canceled and retired of 30,039,182 was determined by assuming a buyback of shares in the amount of $690,000,000 divided by an estimated NAV per share of Common Stock of $22.97, calculated as described in (E) above.  To the extent the actual sales proceeds from the Asset Sale differ from the estimated sales proceeds used herein, or the size of the Potential Return of Capital Event differs from that used herein, the magnitude of any Common Stock buyback and the number of shares bought back may differ materially from our assumptions used herein.  The Potential Return of Capital Event may take the form of a special dividend, private repurchase or tender offer; however, the Company has not made a determination as to which form the Return of Capital Event will take.  If the actual form of the Potential Return of Capital Event differs from the form assumed for purposes of calculating the pro forma adjustments here, the effects of the actual Potential Return of Capital Event may differ from what are described herein.

(J)           Represents the Company’s audited consolidated statement of operations for the year ended December 31, 2017, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 12, 2018.  To conform to the presentation for the nine months ended September 30, 2018, hotel revenues, which were reported in rental and other property income in our audited consolidated statement of operations for the year ended December 31, 2017, have been presented as a separate financial statement line item. Additionally, redeemable preferred stock dividends accumulated, which were presented in Note 10 to our audited consolidated financial statements for the year ended December 31, 2017, are presented on the face of the income statement.

(K)       Represents the elimination of actual revenues and expenses associated with the Asset Sale. Reflects the impact to asset management fees assuming the Asset Sale occurred on January 1, 2017. Asset management fees are calculated as a percentage of the daily average gross fair value of investments.

(L)        Represents the elimination of actual interest expense, including the impact of interest rate swaps, and the amortization of deferred loan costs assuming the Potential Repayment described in (D) above occurred on January 1, 2017.

(M)    Represents the results of the Potential Return of Capital Event, assumed solely for the purpose of the pro forma adjustments to be in the form of a Common Stock buyback whose size is primarily dependent on the estimated net proceeds from the Asset Sale described in (B) above, net of the potential debt repayment described in (D) above.  For purposes of the pro forma adjustment, the Potential Return of Capital Event is assumed to occur on January 1, 2017. The estimated number of shares to be repurchased, canceled and retired of 30,039,182 was determined by assuming a buyback of shares in the amount of $690,000,000 divided by an estimated NAV per share of Common Stock of $22.97, calculated as described in (E) above.  To the extent the actual sales proceeds from the Asset Sale differ from the estimated sales proceeds used herein, or the size of the Potential Return of Capital Event differs from that used herein, the magnitude of any Common Stock buyback and the number of shares bought back may differ materially from our assumptions used herein. The Potential Return of Capital Event may take the form of a special dividend, private repurchase or tender offer; however, the Company has not made a determination as to which form the Return of Capital Event will take.  If the actual form of the Potential Return of Capital Event differs from the form assumed for purposes of calculating the pro forma adjustments here, the effects of the actual Potential Return of Capital Event may differ from what are described herein.

Where You Can Find More Information

The following disclosure replaces in its entirety the “Where You Can Find More Information” section of the Prospectus:

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, accessible to the public at www.sec.gov. We also make available through our website at http://shareholders.cimcommercial.com/sec-filings our annual reports, quarterly reports, current reports and other materials we file or furnish to the SEC as soon as reasonably practicable after we file such materials with the SEC. Written requests for copies of the documents we file with the SEC should be directed to: CIM Commercial, Attn: Stockholder Relations, 17950 Preston Road, Suite 600, Dallas, Texas 75252.